Filed by Provident Bankshares Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Southern Financial Bancorp, Inc.

Commission File No.: 0-22836

The following is a presentation by Provident Bankshares Corporation presented on February 4-5, 2004:

Filed by Provident Bankshares Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Southern Financial Bancorp, Inc.

Commission File No.: 0-22836

The following is a presentation by Provident Bankshares Corporation presented on February 4-5, 2004:

PROVIDENT BANKSHARES

CORPORATION

2003 SUMMARY

Provident Bankshares Corporation and Southern Financial Bancorp, Inc. will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”).

WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by Provident Bankshares Corporation will be available free of charge from the Investor Relations Department at Provident Bankshares Corporation, 114 East Lexington Street, Baltimore, Maryland 21202. Documents filed with the SEC by Southern Financial Bancorp, Inc. will be available free of charge from the Investor Relations Department at Southern Financial Bancorp, Inc., 37 East Main Street, Warrenton, Virginia 20186.

The directors, executive officers, and certain other members of management of Provident Bankshares Corporation and Southern Financial Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This release, and the associated conference call, web cast, other written materials, and statements management may make, may contain certain forward-looking statements regarding the Company’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. The Company’s ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this release and the associated conference call and web cast: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability of the companies to consummate the merger; the ability of Southern Financial to timely complete its acquisition of Essex Bancorp, Inc.; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services.

The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

###

HISTORY

THE PROVIDENT DISTINCTION

KEY STRATEGIES SOUTHERN FINANCIAL MERGER

IMPROVE FINANCIAL FUNDAMENTALS

HISTORY

• 1886—Founded

• 1987—Converted to Commercial Bank

• 1993—Totally Free Checking/In-Store Branches

• 1997—CSB Acquisition

• 2003—Announcement of SFFB Acquisition

PROVIDENT BANKSHARES

CORPORATION

THE PROVIDENT

DISTINCTION

UNIQUE BY WHAT WE ARE

• $5.2 Billion in Assets

– “Right size bank” to know and serve our primary region

– Access to Executive Management

• Targeted to specific customers

– “Middle America” Consumer customer

– Small Business and Middle Market

– Sophisticated niche businesses (RE & Marine)

• Value-oriented products and delivery

– Convenient access

– Depth and breadth of products and services

PROVIDENT BANKSHARES

CORPORATION

KEY STRATEGIES

•	Build on Consumer Banking Success
•	Grow Market Share and Expand in the Washington Metro and Virginia Markets
•	Grow Commercial Banking Market Share in the Maryland and Virginia Markets
•	Improve Financial Fundamentals

PROVIDENT BANKSHARES

CORPORATION

BUILD ON CONSUMER BANKING

SUCCESS

PROVIDENT BANKSHARES

CORPORATION

PROVIDENT TRADE AREA

Baltimore City/Baltimore County

•	Homeowners—72%
•	Average Income—$51,500
•	Average Age—40.78 Years

Va/Washington Metro

•	Homeowners—75%
•	Average Income—$73,700
•	Average Age—39.59

DEFINITIONS

•	Core Loans
–	Originated by Provident; participations in our definedmarket area
–	Core Consumer includes home equity loans and lines, marine, other installment loans
–	Core Commercial includes real estate, commercialloans and lines and leases
•	Non-Core Loans
–	Purchased loans; participations outside our defined market area; discontinued product lines
•	Core Deposits
–	All deposits except brokered deposits

CORE CONSUMER LOAN AND DEPOSIT GROWTH

LOANS

DEPOSITS

(excluding CD/IRA’s)

Average Balances ($            millions)

CAGR 2000-2003 Loans 17.32%

CAGR 2000-2003 Deposits 8.88%

PROVIDENT BANK NETWORK

TRADITIONAL/IN-STORE

(At 9/30/03)

PROVIDENT’S IN-STORE DIFFERENCE *PEOPLE* *PARTNERS

*PRODUCT* *PROGRAM*

PROVIDENT BANK NETWORK

TRADITIONAL/IN-STORE

BRANCH SIZE

DDA BALANCE AS        % OF

TOTAL DEPOSITS

(At 12/31/03)

CONSUMER DDA FEES

ANNUAL FEES PER ACCOUNT

(Inc Master Money)

GROW MARKET SHARE AND EXPAND IN THE WASHINGTON

METRO AND VIRGINIA

MARKETS

PROVIDENT BANKSHARES

CORPORATION

VIRGINIA AND WASHINGTON METRO EXPANSION

BRANCH NETWORK

TOTAL AWARENESS

CHECKING BALANCE GROWTH VA/WASHINGTON METRO

CONSUMER

COMMERCIAL

CAGR Consumer 2000-2003 28.60%

CAGR Commercial 2000-2003 61.48%

GROW COMMERCIAL BANKINGMARKET SHARE IN THE MARYLAND AND VIRGINIA MARKETS

PROVIDENT BANKSHARES

CORPORATION

CORE COMMERCIAL LOAN AND DEPOSIT/REPO GROWTH

LOANS

DEPOSIT/REPO

CAGR Loans 2000-2003 12.78%

CAGR Dep/Repo 2000-2003 25.26%

Average Balances ($            millions)

STRATEGIC MERGER

Southern Financial Bank

SOUTHERN FINANCIALBANCORP, INC

•	Founded in 1986
•	Headquartered in Warrenton, Virginia
•	$1.5 Billion Assets*
•	33 Branches*

•	Middle Market and Small Business focus; Leading SBA lender

*Upon completion of Essex acquisition

TRANSACTION STRENGTHS

Strategic Fit

Cultural Compatibility

Financial Opportunity

STRATEGIC FIT

Continues Provident’s market share expansion in the high growth markets of Virginia

VIRGINIA:

STRONG BANKING MARKET

• Population: 7.4 million (12th

largest state)

• Projected Population Growth: 6.5% (14th highest

(‘03-’08) growth rate in

the nation)

• Median Household Income: $51,923 (13th highest

in the nation and

10% above the

national average)

• Median Household Income Growth: 14.4% (11th highest

(‘03-’08) growth rate in

the nation)

PRO FORMA FRANCHISE

Branches located in Maryland and Virginia’s best markets

PBKS Branches SFFB Branches* 4—8% Projected Growth +8% Projected Growth

County Demographics

STRATEGIC FIT

Adds significant competitive advantage for business banking companies with a powerful integrated suite of online banking services

PRO FORMA FINANCIAL IMPACT LOAN MIX

$2.6 Billion

$0.6 Billion

$3.2 Billion

PRO FORMA FINANCIAL IMPACT DEPOSIT MIX

$3.3 Billion

$0.9 Billion

$4.2 Billion

CULTURAL COMPATABILITY

Customer oriented

Employee focused

Community supporter

Excellent credit quality

FINANCIAL OPPORTUNITY

•	Accretive to GAAP and cash EPS in first full year of combined operations
•	Identified, achievable cost savings
•	Combined loan composition well-balanced
•	Significant potential for retail loan and deposit growth

DEAL STRUCTURE

•	Shares Issued: 8,065,000
•	Seller Ownership: 29.9%
•	Goodwill: $261 Million
•	Cost Savings: 24.6%

DEAL STRUCTURE

PBKS/ SFFB(2) Mid-Atlantic Comps (1)

Premium to Market: 19.4% 37.3%

Price / LTM Reported EPS: 22.9x 20.4x

Price / Estimated EPS: 19.0x 19.0x

Price / Book Value: 2.72x 2.88x

Price / Tangible Book Value: 3.40x 3.04x

Source: SNL Financial, Company Filings, Press Releases & KBW

Comparable Transactions include bank transactions greater than $50 million since 1/1/2002

(1) Includes selling companies headquartered in MD, NC, NJ, PA, SC or VA

(2) Southern Financial Bancorp, Inc. is pro forma for the pending acquisition of Essex Bancorp

PRO FORMA RESULTS

At Closing At First Year

Assets $6.7 Billion $6.7 Billion

Deposits $4.5 Billion $4.9 Billion

Core Loans $2.6 Billion $2.9 Billion

Tangible Capital 5.19% 6.23%

Leverage Ratio 7.34% 8.39%

PROVIDENT

TRANSACTION INTEGRATION EXPERIENCE

•	Three prior acquisitions
•	At the time of acquisition, First Citizens Financial represented 25% of Provident assets; Southern Financial Bancorp represents 29% of Provident assets today

Company Employees Accounts

First Citizens Financial 188 56,400

Southern Financial Bancorp(1) 216 47,414

•	Provident has more than sufficient systems capacity to accommodate Southern Financial’s customers

(1) Southern Financial Bancorp, Inc. is pro forma for the pending acquisition of Essex Bancorp

IMPROVE FINANCIAL FUNDAMENTALS

PROVIDENT BANKSHARES

CORPORATION

IMPROVE FINANCIALFUNDAMENTALS

CORE LOANS VS

TOTAL LOANS

CORE DEPOSITS VS

TOTAL DEPOSITS

CAGR Total Loans 2000-2003 (6.27%)

CAGR Core Loans 2000-2003 16.55%

CAGR Total Deposits 2000-2003 (7.37%)

CAGR Core Deposits 2000-2003 6.78%

Average Balances ( $            Billions)

IMPROVE FINANCIALFUNDAMENTALS

NON PERFORMING LOANS

(Period End)

NET CHARGE OFFS

% of loans; $Millions

IMPROVE FINANCIAL FUNDAMENTALS

NET INTEREST MARGIN

EFFICIENCY RATIO

IMPROVE FINANCIAL FUNDAMENTALS

RETURN ON AVERAGE ASSETS

RETURN ON AVERAGE COMMON EQUITY

00-02 Compound Annual Growth Rate 17%

IMPROVE FINANCIAL FUNDAMENTALS

LEVERAGE

TOTAL RISK-BASED CAPITAL

IMPROVE FINANCIAL FUNDAMENTALS

DILUTED EARNINGS PER SHARE

CASH DIVIDEND

Equity Summary Total Return Comparison

Through 12/31/03

INVESTMENT ATTRIBUTES

•	Core balance sheet momentum
•	Effective expansion strategy
•	Growing market share in attractive markets
•	Stable and improving credit quality
•	Experienced management team

PROVIDENT BANKSHARES

CORPORATION

PROVIDENT BANKSHARES

CORPORATION

(www.provbank.com)

Contact:

Media: Lillian Kilroy: (410) 277-2833

Investment Community: Dennis Starliper: (410) 277-2889

PROVIDENT BANKSHARES

CORPORATION